Exhibit 14
VILLAGE SUPER MARKET, INC.

CODE OF ETHICS

In my role as a Director of Village Super Market, Inc., I recognize that I hold an important and elevated role in corporate governance.  I am uniquely capable and empowered to ensure that stakeholders’ interests are appropriately balanced, protected and preserved.  Accordingly, this Code provides principles to which I am expected to adhere and advocate.  The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the company, the public and other stakeholders.

I certify to you that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of my knowledge and ability:

1.	I act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.	I provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

3.	I comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

4.	I act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5.
I respect the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose.  Confidential information acquired in the course of my work is not used for personal advantage.

6.	I share knowledge and maintain skills important and relevant to my constituents’ needs.

7.	I proactively promote ethical behavior as a responsible partner among peers in my work environment and community.

8.	I achieve responsible use of and control over all assets and resources employed or entrusted to me.

9.	In addition, I comply with all aspects of the Village Supermarket Inc. Code of Conduct.

10.
I also agree that, if I should become aware of any violation of law or of this code by the Company or anyone acting on behalf of the Company, it is my responsibility to report the violation promptly to the Company's chief financial officer, general counsel, chief executive officer or the Audit Committee whistleblower hotline, as appropriate.  I understand that although the Company seeks to address any such matters internally, nothing in this Code prevents me from reporting any illegal activity to the appropriate legal authority.  I also understand that the Company will not discriminate or retaliate against me if I in good faith report such violation, and that I will not discriminate or retaliate against other employees who report violations.  Further, I understand that this Code does not prohibit me from testifying or otherwise participating in any proceeding or investigation that may follow.

11.	I acknowledge that violations of this code may subject me to disciplinary action, which could include termination.
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